Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

5 January 2017

PRIMA BIOMED ENTERS NEW MATERIAL

TRANSFER AGREEMENT WITH CYTLIMIC

SYDNEY, AUSTRALIA – Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD), a leading immuno-oncology company, today announced that it has entered into a new collaboration agreement with Japan’s CYTLIMIC, a recent spin off from NEC Corporation (NEC), to test a cancer peptide vaccine in combination with IMP321.

Under the new Material Transfer Agreement (MTA) Prima will provide IMP321 for a formulation development targeting a new pre-clinical and clinical development study to be conducted by CYTLIMIC. The development will be funded by CYTLIMIC and the MTA will be revenue generating for Prima.

Prima’s Chief Medical Officer, Dr Frédéric Triebel, said: “When IMP321 is used as an adjuvant to a cancer vaccine to boost tumour-specific CD8 T cells, it is used at a very low dose to get a local effect at the vaccine injection site. The use of IMP321 as an adjuvant to a vaccine is therefore different from Prima’s other combination approaches where higher doses are used to boost Antigen Presenting Cells (APCs) in the whole body. It is very encouraging that CYTLIMIC has committed further resources to this exciting research, based on several positive published studies using IMP321 as an adjuvant to cancer vaccines.”

CYTLIMIC’s President and Chief Executive Officer, Dr Shun Doi, said: “I am pleased with the progress to enter into this collaboration with Prima BioMed, which follows the successful research collaboration among NEC Corporation, Yamaguchi University and Prima BioMed, to realize an innovative peptide vaccine for cancer immunotherapy.”

In May 2015 Prima entered into a collaboration agreement with NEC to supply IMP321 for a pre-clinical study investigating IMP321 in combination with a therapeutic vaccine for different carcinoma types, to be developed at Yamaguchi University. Pre-clinical work demonstrated that low dose IMP321 co-injected with a peptide vaccine is safe. This resulted in a decision to progress to clinical development and now the foundation of CYTLIMIC by NEC, together with leading Japan-based venture capital firms.

About CYTLIMIC

CYTLIMIC, a recent spin off from NEC Corporation (NEC), is a biotechnology company developing immunotherapy products for the treatment of cancer, including a cancer peptide vaccine in combination with IMP321. CYTLIMIC’s products aim to activate immune systems to attack cancer cells while enabling patients to maintain a high quality-of-life during treatment.

For further information please visit:

http://www.cytlimic.com/

About IMP321

IMP321, a first-in-class Antigen Presenting Cell (APC) activator based on the immune checkpoint LAG-3, represents one of the first proposed active immunotherapy drugs in which the patient’s own immune system is harnessed to respond to tumour antigenic debris created by chemotherapy. As an APC activator IMP321 boosts the network of dendritic cells in the body that can respond to tumour antigens for a better anti-tumour CD8 T cell response.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase IIb clinical trial as a chemo-immunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s large pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889